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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

US BioEnergy Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
90342V
(CUSIP Number)
David A. Kastelic, 5500 Cenex Drive, Inver Grove Heights, MN 55077 (651) 355-3712
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 14, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	90342V

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
CHS Inc., 41-0251095

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Minnesota, USA

	7	SOLE VOTING POWER:

NUMBER OF		See attachment to Cover Page

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		See attachment to Cover Page

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		See attachment to Cover Page

WITH	10	SHARED DISPOSITIVE POWER:

See attachment to Cover Page

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

See attachment to Cover Page

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

See attachment to Cover Page

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CP
Instructions for Cover Page
(1)	Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed — i.e., each person required to sign the schedule itself– including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).

(2)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-l(k)(l) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.

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(4)	Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

Category of Source	Symbol
Subject Company (Company whose securities are being acquired)	SC
Bank	BK
Affiliate (of reporting person)	AF
Working Capital (of reporting person)	WC
Personal Funds (of reporting person)	PF
Other	OO
(5)	If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6)	Citizenship or Place of Organization — Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D.)

(7)-(11), (13)	Aggregate Amount Beneficially Owned by Each Reporting Person, etc. — Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12)	Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13 d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(14)	Type of Reporting Person — Please classify each “reporting person” according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

Category	Symbol
Broker-Dealer	BD
Bank	BK
Insurance Company	IC
Investment Company	IV
Investment Adviser	IA
Employee Benefit Plan or Endowment Fund	EP
Parent Holding Company/Control Person	HC
Savings Association	SA
Church Plan	CP
Corporation	CO
Partnership	PN
Individual	IN
Other	OO
Notes:
Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as “filed” for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission’s regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

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SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D
     Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.
     Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.
     Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.
     Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.
General Instructions
A.	The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B.	Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C.	If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.
Item 1. Security and Issuer
     State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.
Item 2. Identity and Background
     If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its

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organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).
(a)	Name;

(b)	Residence or business address;

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

(e)	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

(f)	Citizenship.
Item 3. Source and Amount of Funds or Other Consideration
     State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.
Item 4. Purpose of Transaction
     State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:
(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

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(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
(a)	State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

(b)	For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

(c)	Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D(§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

Instruction.	The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

(d)	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Instruction.	For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(l) and the note thereto.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

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Item 7. Material to Be Filed as Exhibits
     The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by §240.13d-l(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 18, 2007

Date
/s/ John Schmitz

Signature
John Schmitz, Executive Vice President & Chief Financial Officer

Name/Title
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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CHS Inc. — Schedule 13 D
Cover Page Nos. 7-11 and 13

					(11)
					Aggregate Amount	(13)
				(10)	Beneficially Owned by	Percent of Class
	(7)	(8)	(9)	Shared Dispositive	Each Reporting	Represented by
Name	Sole Voting Power	Shared Voting Power	Sole Dispostive Power	Power	Person	Amount in Row (11)
CHS Inc.	14,380,000	0	14,380,000	0	14,380,000	21.90%
(Reporting Person)

John D. Johnson	0	0	0	0	0	0
(Executive Officer)

Jay D. Debertin	3,625	0	3,625	0	3,625	<1.00%
(Executive Officer)

Patrick M. Kluempke	0	0	0	0	0	0
(Executive Officer)

Thomas D. Larson	0	0	0	0	0	0
(Executive Officer)

Mark L. Palmquist	0	0	0	0	0	0
(Executive Officer)

John Schmitz	0	0	0	0	0	0
(Executive Officer)

Leon Westbrock	0	0	0	0	0	0
(Executive Officer)

Bruce Anderson	0	0	0	0	0	0
(Director)

Donald Anthony	0	0	0	0	0	0
(Director)

Robert Bass	0	0	0	0	0	0
(Director)

Dennis Carlson	0	0	0	0	0	0
(Director)

Curt Eischens	0	0	0	0	0	0
(Director)

CHS Inc. — Schedule 13 D
Cover Page Nos. 7-11 and 13

					(11)
					Aggregate Amount	(13)
				(10)	Beneficially Owned by	Percent of Class
	(7)	(8)	(9)	Shared Dispositive	Each Reporting	Represented by
Name	Sole Voting Power	Shared Voting Power	Sole Dispostive Power	Power	Person	Amount in Row (11)
Steve Fritel (and Barb Fritel)	0	600	0	600	600	<1.00%
(Director)

Robert Grabarski	1500	0	1500	0	0	<1.00%
(Director)

Jerry Hasnedl	0	0	0	0	0	0
(Director)

David Kayser	0	0	0	0	0	0
(Director)

James Kile	0	0	0	0	0	0
(Director)

Randy Knecht	0	0	0	0	0	0
(Director)

Michael Mulcahey	0	0	0	0	0	0
(Director)

Richard Owen	0	0	0	0	0	0
(Director)

Steve Riegel	0	0	0	0	0	0
(Director)

Daniel Schurr	0	0	0	0	0	0
(Director)

Duane Stenzel	0	0	0	0	0	0
(Director)

Michael Toelle	3,500		3,500		3,500	<1.00%
(Director)

CHS Inc. — Schedule 13D
Item 1 — Security and Issuer
Title of the Class of Securities to which this statement relates:
Common Stock
Name and Address of Principal Executive Office of Issuer:
US BioEnergy Corporation
5500 Cenex Drive
Inver Grove Heights, MN 55077

CHS Inc. — Schedule 13D
Item 2 — Identity and Background

(a) Name	(b) Business/Residence Address	(c) Occupation/Employer	(d) Convictions	(e) Judgments	(f) Citizenship
CHS Inc.	5500 Cenex Drive	Reporting Person	None	None	N/A
(Reporting Person)	Inver Grove Heights, MN 55077

John D. Johnson	5500 Cenex Drive	President and CEO
(Executive Officer)	Inver Grove Heights, MN 55077	CHS Inc.	None	None	USA

Jay D. Debertin	5500 Cenex Drive	Executive Vice President/COO
(Executive Officer)	Inver Grove Heights, MN 55077	CHS Inc.	None	None	USA

Patrick M. Kluempke	5500 Cenex Drive	Executive Vice President
(Executive Officer)	Inver Grove Heights, MN 55077	CHS Inc.	None	None	USA

Thomas D. Larson	5500 Cenex Drive	Executive Vice President
(Executive Officer)	Inver Grove Heights, MN 55077	CHS Inc.	None	None	USA

Mark L. Palmquist	5500 Cenex Drive	Executive Vice President/COO
(Executive Officer)	Inver Grove Heights, MN 55077	CHS Inc.	None	None	USA

John Schmitz	5500 Cenex Drive	Executive Vice President and CFO
(Executive Officer)	Inver Grove Heights, MN 55077	CHS Inc.	None	None	USA

Leon Westbrock	5500 Cenex Drive	Executive Vice President/COO
(Executive Officer)	Inver Grove Heights, MN 55077	CHS Inc.	None	None	USA

Bruce Anderson	13500 - 42nd Street NE	Self-employed farmer	None	None	USA
(Director)	Glenburn, ND 58740-9564

Donald Anthony	43970 Road 758	Self-employed farmer	None	None	USA
(Director)	Lexington, NE 68850-3745

Robert Bass	E6391 Bass Road	Self-employed farmer	None	None	USA
(Director)	Reedsburg, WI 53959

Dennis Carlson	3255 50th Street	Self-employed farmer	None	None	USA
(Director)	Mandan, ND 58554

Curt Eischens	2153 - 330th Street North	Self-employed farmer	None	None	USA
(Director)	Minneota, MN 56264-1800

Steve Fritel	2851 77th Street NE	Self-employed farmer	None	None	USA
(Director)	Barton, ND 58384

Barb Fritel	2851 77th Street NE	Self-employed farmer	None	None	USA
(Spouse of Steve Fritel)	Barton, ND 58384

CHS Inc. — Schedule 13D
Item 2 — Identity and Background

(a) Name	(b) Business/Residence Address	(c) Occupation/Employer	(d) Convictions	(e) Judgments	(f) Citizenship
Robert Grabarski	1770 Highway 21	Self-employed farmer	None	None	USA
(Director)	Arkdale, WI 54613

Jerry Hasnedl	12276 160th Avenue SE	Self-employed farmer	None	None	USA
(Director)	St. Hilaire, MN 56754-9776

David Kayser	42046 257th Street
(Director)	Alexandria, SD 57311	Self-employed farmer	None	None	USA

James Kile	608 W. Bell Lane
(Director)	St. John, WA 99171	Self-employed farmer	None	None	USA

Randy Knecht	40193 112th Street
(Director)	Houghton, SD 57449	Self-employed farmer	None	None	USA

Michael Mulcahey	8109 360th Avenue
(Director)	Waseca, MN 56093	Self-employed farmer	None	None	USA

Richard Owen	PO Box 129
(Director)	Geraldine, MT 59446	Self-employed farmer	None	None	USA

Steve Riegel	12748 Ridge Road
(Director)	Ford, KS 67842	Self-employed farmer	None	None	USA

Daniel Schurr	3009 Wisconsin Street
(Director)	LeClaire, IA 52753	Self-employed farmer	None	None	USA

Duane Stenzel	62904 295th Street
(Director)	Wells, MN 56097	Self-employed farmer	None	None	USA

Michael Toelle	5085 St. Anthony Drive
(Director)	Browns Valley, MN 56219	Self-employed farmer	None	None	USA

CHS Inc. — Schedule 13D
Item 3 — Source and Amount of Funds or Other Consideration

Name	Source of Funds	Amount of Funds	Explanation
CHS Inc.	WC (Working Capital)	$105,000,000
(Reporting Person)

John D. Johnson	N/A	N/A
(Executive Officer)

Jay D. Debertin	N/A - See Explanation	N/A - See Explanation	Restricted Shares awarded by Issuer to Mr. Debertin (a non-employee director of Issuer) pursuant to Issuer’s 2006 Stock Incentive Plan.
(Executive Officer)

Patrick M. Kluempke	N/A	N/A
(Executive Officer)

Thomas D. Larson	N/A	N/A
(Executive Officer)

Mark L. Palmquist	N/A	N/A
(Executive Officer)

John Schmitz	N/A	N/A
(Executive Officer)

Leon Westbrock	N/A	N/A
(Executive Officer)

Bruce Anderson	N/A	N/A
(Director)

Donald Anthony	N/A	N/A
(Director)

Robert Bass	N/A	N/A
(Director)

Dennis Carlson	N/A	N/A
(Director)

Curt Eischens	N/A	N/A
(Director)

Steve Fritel (and Barb Fritel)	PF (Personal Funds)	$8,400
(Director)

CHS Inc. — Schedule 13D
Item 3 — Source and Amount of Funds or Other Consideration

Name	Source of Funds	Amount of Funds	Explanation
Robert Grabarski	PF (Personal Funds)	$22,350
(Director)

Jerry Hasnedl	N/A	N/A
(Director)

David Kayser	N/A	N/A
(Director)

James Kile	N/A	N/A
(Director)

Randy Knecht	N/A	N/A
(Director)

Michael Mulcahey	N/A	N/A
(Director)

Richard Owen	N/A	N/A
(Director)

Steve Riegel	N/A	N/A
(Director)

Daniel Schurr	N/A	N/A
(Director)

Duane Stenzel	N/A	N/A
(Director)

Michael Toelle	PF (Personal Funds)	$49,000
(Director)

CHS Inc. — Schedule 13D
Item 4 — Purpose of Transaction

Name	Purpose of Acquisition
CHS Inc.	Investment purposes.
(Reporting Person)

John D. Johnson	N/A
(Executive Officer)

Jay D. Debertin	Shares awarded by Issuer to Mr. Deberin (a
(Executive Officer)	non-employee director of Issuer) pursuant to Issuer’s
2006 Stock Incentive Plan. Held for investment purposes.

Patrick M. Kluempke	N/A
(Executive Officer)

Thomas D. Larson	N/A
(Executive Officer)

Mark L. Palmquist	N/A
(Executive Officer)

John Schmitz	N/A
(Executive Officer)

Leon Westbrock	N/A
(Executive Officer)

Bruce Anderson	N/A
(Director)

Donald Anthony	N/A
(Director)

Robert Bass	N/A
(Director)

Dennis Carlson	N/A
(Director)

Curt Eischens	N/A
(Director)

Steve Fritel (and Barb Fritel)	Investment purposes.
(Director)

CHS Inc. — Schedule 13D
Item 4 — Purpose of Transaction

Name	Purpose of Acquisition
Robert Grabarski	Investment Purposes
(Director)

Jerry Hasnedl	N/A
(Director)

David Kayser	N/A
(Director)

James Kile	N/A
(Director)

Randy Knecht	N/A
(Director)

Michael Mulcahey	N/A
(Director)

Richard Owen (Director)	N/A

Steve Riegel	N/A
(Director)

Daniel Schurr	N/A
(Director)

Duane Stenzel	N/A
(Director)

Michael Toelle	Investment purposes.
(Director)

CHS Inc. — Schedule 13D
Item 5 — Interest in Securities of the Issuer

Name	(a)	(b)	(c)	(d)	(e)
CHS Inc.	See No. 11 and 13 on	See Nos. 7-10 on	N/A	N/A	N/A
(Reporting Person)	Cover Page	Cover Page	Initial 13D Filing

John D. Johnson	See No. 11 and 13 on	See Nos. 7-10 on	N/A	N/A	N/A
(Executive Officer)	Cover Page	Cover Page	Initial 13D Filing

Jay D. Debertin	See No. 11 and 13 on	See Nos. 7-10 on	N/A	N/A	N/A
(Executive Officer)	Cover Page	Cover Page	Initial 13D Filing

Patrick M. Kluempke	See No. 11 and 13 on	See Nos. 7-10 on	N/A	N/A	N/A
(Executive Officer)	Cover Page	Cover Page	Initial 13D Filing

Thomas D. Larson	See No. 11 and 13 on	See Nos. 7-10 on	N/A	N/A	N/A
(Executive Officer)	Cover Page	Cover Page	Initial 13D Filing

Mark L. Palmquist	See No. 11 and 13 on	See Nos. 7-10 on	N/A	N/A	N/A
(Executive Officer)	Cover Page	Cover Page	Initial 13D Filing

John Schmitz	See No. 11 and 13 on	See Nos. 7-10 on	N/A	N/A	N/A
(Executive Officer)	Cover Page	Cover Page	Initial 13D Filing

Leon Westbrock	See No. 11 and 13 on	See Nos. 7-10 on	N/A	N/A	N/A
(Executive Officer)	Cover Page	Cover Page	Initial 13D Filing

Bruce Anderson	See No. 11 and 13 on	See Nos. 7-10 on	N/A	N/A	N/A
(Director)	Cover Page	Cover Page	Initial 13D Filing

Donald Anthony	See No. 11 and 13 on	See Nos. 7-10 on	N/A	N/A	N/A
(Director)	Cover Page	Cover Page	Initial 13D Filing

Robert Bass	See No. 11 and 13 on	See Nos. 7-10 on	N/A	N/A	N/A
(Director)	Cover Page	Cover Page	Initial 13D Filing

Dennis Carlson	See No. 11 and 13 on	See Nos. 7-10 on	N/A	N/A	N/A
(Director)	Cover Page	Cover Page	Initial 13D Filing

Curt Eischens	See No. 11 and 13 on	See Nos. 7-10 on	N/A	N/A	N/A
(Director)	Cover Page	Cover Page	Initial 13D Filing

Steve Fritel (and Barb Fritel)	See No. 11 and 13 on	See Nos. 7-10 on	N/A	N/A	N/A
(Director)	Cover Page	Cover Page	Initial 13D Filing

CHS Inc. — Schedule 13D
Item 5 — Interest in Securities of the Issuer

Name	(a)	(b)	(c)	(d)	(e)
Robert Grabarski	See No. 11 and 13 on	See Nos. 7-10 on	N/A	N/A	N/A
(Director)	Cover Page	Cover Page	Initial 13D Filing

Jerry Hasnedl	See No. 11 and 13 on	See Nos. 7-10 on	N/A	N/A	N/A
(Director)	Cover Page	Cover Page	Initial 13D Filing

David Kayser	See No. 11 and 13 on	See Nos. 7-10 on	N/A	N/A	N/A
(Director)	Cover Page	Cover Page	Initial 13D Filing

James Kile	See No. 11 and 13 on	See Nos. 7-10 on	N/A	N/A	N/A
(Director)	Cover Page	Cover Page	Initial 13D Filing

Randy Knecht	See No. 11 and 13 on	See Nos. 7-10 on	N/A	N/A	N/A
(Director)	Cover Page	Cover Page	Initial 13D Filing

Michael Mulcahey	See No. 11 and 13 on	See Nos. 7-10 on	N/A	N/A	N/A
(Director)	Cover Page	Cover Page	Initial 13D Filing

Richard Owen	See No. 11 and 13 on	See Nos. 7-10 on	N/A	N/A	N/A
(Director)	Cover Page	Cover Page	Initial 13D Filing

Steve Riegel	See No. 11 and 13 on	See Nos. 7-10 on	N/A	N/A	N/A
(Director)	Cover Page	Cover Page	Initial 13D Filing

Daniel Schurr	See No. 11 and 13 on	See Nos. 7-10 on	N/A	N/A	N/A
(Director)	Cover Page	Cover Page	Initial 13D Filing

Duane Stenzel	See No. 11 and 13 on	See Nos. 7-10 on	N/A	N/A	N/A
(Director)	Cover Page	Cover Page	Initial 13D Filing

Michael Toelle	See No. 11 and 13 on	See Nos. 7-10 on	N/A	N/A	N/A
(Director)	Cover Page	Cover Page	Initial 13D Filing

CHS Inc. — Schedule 13D
Item 6 — Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Name	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
CHS Inc. (Reporting Person)	(a) Attached as Exhibit A hereto is the Shareholder’s Agreement dated December 20, 2006 between CHS Inc. and Issuer, which contains certain standstill restrictions restricting the amount of stock a shareholder may purchase. The agreement also (i) restricts the transfer of stock to anybody who would beneficially own in excess of 5% of the Issuer’s common stock; (ii) requires the signing shareholder to vote its shares to elect a majority of independent directors to the board; and (iii) provides certain demand and piggyback registration rights.

(b) Subscription Agreement dated November 17, 2005 between CHS Inc. and Issuer, setting forth the terms and conditions of the purchase by CHS Inc. of 35,000,000 shares of Issuer’s Class A Common Stock.

(c) Stock Purchase Agreement dated March 8, 2006 between CHS Inc. and Issuer, setting forth the terms and conditions of the purchase by CHS Inc. of 17,500,000 shares of Issuer’s Class A Common Stock.

(d) First Amended and Restated Share Purchase Agreement dated July 19, 2006 between CHS Inc. and Fagen Management LLC, setting forth the terms and conditions of the purchase by CHS Inc. of 2,000,000 shares of Issuer’s Class A Common Stock held by Fagen Management LLC.

(e) First Amended and Restated Share Purchase Agreement dated July 19, 2006 between CHS Inc. and Global Ethanol, Inc., setting forth the terms and conditions of the purchase by CHS Inc. of 3,000,000 shares of Issuer’s Class A Common Stock held by Global Ethanol, Inc.

John D. Johnson (Executive Officer)	None

Jay D. Debertin (Executive Officer)	Issuer’s 2006 Stock Incentive Plan.

Patrick M. Kluempke (Executive Officer)	None

Thomas D. Larson (Executive Officer)	None

Mark L. Palmquist (Executive Officer)	None

CHS Inc. — Schedule 13D
Item 6 — Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Name	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
John Schmitz (Executive Officer)	None

Leon Westbrock (Executive Officer)	None

Bruce Anderson (Director)	None

Donald Anthony (Director)	None

Robert Bass (Director)	None

Dennis Carlson (Director)	None

Curt Eischens (Director)	None

Steve Fritel (and Barb Fritel) (Director)	None

Robert Grabarski (Director)	None

Jerry Hasnedl (Director)	None

David Kayser (Director)	None

James Kile (Director)	None

Randy Knecht (Director)	None

Michael Mulcahey (Director)	None

CHS Inc. — Schedule 13D
Item 6 — Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Name	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Richard Owen (Director)	None

Steve Riegel (Director)	None

Daniel Schurr (Director)	None

Duane Stenzel (Director)	None

Michael Toelle (Director)	None

CHS Inc. — Schedule 13D
Item 7 — Material to be Filed as Exhibits
Exhibit A:    Shareholder’s Agreement

EXHIBIT A
SHAREHOLDERS’ AGREEMENT
     This SHAREHOLDERS’ AGREEMENT (as amended from time to time, this “Agreement”), dated as of December 20, 2006, by and between US BioEnergy Corporation, a South Dakota corporation (the “Company”), and each of the shareholders of the Company listed on the signature page hereto (together with any shareholder of the Company who subsequently becomes a party to this Agreement in accordance with the terms hereof, the “Shareholders” and each a “Shareholder”).
W I T N E S S E T H:
     WHEREAS, the parties hereto wish to enter into this Agreement to memorialize certain agreements relating to their ownership of equity securities of the Company and their relationship with the Company.
     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:
ARTICLE I
DEFINITIONS
     1.1 The following terms when used in this Agreement shall have the following meanings (such definitions to be equally applicable to the singular and plural forms thereof):
     “Affiliate” of any Person means any other Person which directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) as used with respect to any Person means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
     “beneficial ownership” or “beneficially own” means ownership of securities as determined pursuant to Rule 13d-3 under the Exchange Act.
     “Board” means the Board of Directors of the Company.
     “Commission” means the Securities and Exchange Commission.
     “Common Stock” means the Company’s Common Stock, par value $0.01 per share.
     “Demand Registration” means a Registration for use in connection with an underwritten public offering or block trade.

     “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “Independent Director” means a member of the Board who is independent within the meaning of the rules of the NASDAQ Global Market or, if the shares of Common Stock are not listed on the NASDAQ Global Market, the principal securities market or exchange on which shares of the Common Stock of the Company are then traded or listed.
     “IPO” means the initial public offering of the Common Stock.
     “Person” means any natural person, corporation, firm, limited liability company, partnership, association, government, governmental agency or other entity, whether acting in an individual, fiduciary or other capacity.
     “Prospectus” means the prospectus included in any registration statement, as amended or supplemented by any prospectus supplement with respect of the terms of the offering of any security of the Company covered by such registration statement and all other amendments or supplements to the prospectus, including post effective amendments, and all material incorporated, or deemed to be incorporated, by reference in such prospectus.
     “Registrable Securities” means any shares of Common Stock held by a Shareholder on the effective date of the registration statement with respect to the IPO and any equity securities of the Company issued or issuable with respect to any such Common Stock by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (a) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (b) they shall have been distributed to the public pursuant to Rule 144 (or any successor provision) under the Securities Act, (c) they shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent disposition of them shall not require registration or qualification of them under the Securities Act or any similar state law then in force, (d) they become eligible for resale pursuant to Rule 144(k) (or any successor provision) under the Securities Act, or (e) they shall have ceased to be outstanding.
     “Registration” means the registration under the Securities Act of Registrable Securities.
     “Restricted Period” means a one-year period following the effective date of the registration statement with respect to the IPO.
     “Rule 144” means Rule 144 promulgated under the Securities Act.
     “Securities Act” means the Securities Act of 1933, as amended.

ARTICLE II
REPRESENTATIONS AND WARRANTIES
     2.1 Representations and Warranties of the Company. The Company represents and warrants to the Shareholders as follows:
     (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of South Dakota.
     (b) The Company has the full power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.
     (c) This Agreement has been duly and validly executed and delivered by the Company.
     (d) The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not conflict with, result in the breach of any of the terms or conditions of, constitute a default under or violate, accelerate or permit the acceleration of any other similar right of any other party under, the articles of incorporation or by-laws of the Company, any law, rule or regulation or any agreement, lease, mortgage, note, bond, indenture, license or other document or undertaking, to which the Company is a party or by which the Company or its properties may be bound, nor will such execution, delivery and consummation violate any order, writ, injunction or decree of any federal, state, local or foreign court, administrative agency or governmental or regulatory authority or body to which the Company or any of its properties is subject, the effect of any of which, either individually or in the aggregate, would impair the ability of the Company to perform its obligations hereunder.
     2.2 Representations and Warranties of the Shareholders. Each Shareholder, severally and not jointly, represents and warrants to the Company as follows:
     (a) Such Shareholder, if not a natural person, is a corporation, limited partnership, limited liability company or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.
     (b) Such Shareholder (i) is competent, if he is a natural person, and (ii) has the full power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.
     (c) This Agreement has been duly and validly executed and delivered by such Shareholder.

     (d) The execution and delivery of this Agreement by such Shareholder and the consummation of the transactions contemplated hereby by such Shareholder will not conflict with, result in the breach of any of the terms or conditions of, constitute a default under or violate, accelerate or permit the acceleration of any other similar right of any other party under, the organizational documents of such Shareholder, if it is not a natural person, any law, rule or regulation or any agreement, lease, mortgage, note, bond, indenture, license or other document or undertaking, to which such Shareholder is party or by which such Shareholder or its properties may be bound, nor will such execution, delivery and consummation violate any order, writ, injunction or decree of any federal, state, local or foreign court, administrative agency or governmental or regulatory authority or body to which the Shareholder or any of his or its properties are subject, the effect of any of which, either individually or in the aggregate, would impair the ability of such Shareholder to perform its obligations hereunder.
ARTICLE III
STANDSTILL AND VOTING PROVISIONS
     Each Shareholder, severally and not jointly, covenants and agrees with the Company as follows:
     3.1 Restrictions on Acquisition of Securities and Other Activities. Without the prior approval of the Board, during the term of this Agreement, such Shareholder will not, directly or indirectly, acquire, offer or propose to acquire or agree to acquire, whether by purchase, tender or exchange offer, through the acquisition of control of another Person or otherwise, beneficial ownership of any shares of Common Stock or any other equity securities of the Company (or any securities convertible into or exchangeable or exercisable for such securities); provided that
     (a) such Shareholder may acquire beneficial ownership of additional shares of Common Stock in an amount not to exceed 2% of the Common Stock outstanding on the closing of the IPO;
     (b) such Shareholder may acquire beneficial ownership of additional shares of Common Stock or any other equity securities of the Company (or any securities convertible into or exchangeable or exercisable for such securities) (i) under an “employee benefit plan” (as defined in Rule 405 promulgated under the Securities Act) of the Company or any of its subsidiaries or (ii) pursuant to a stock split, stock dividend, rights offering, recapitalization, reclassification or similar transaction made available by the Company to holders of Common Stock generally;
     (c) for a period commencing with the date of an increase in the number of shares of outstanding Common Stock and ending 90 days after the filing of Form 10-K or 10-Q by the Company that reflects such increase (excluding shares of Common Stock issued in the IPO, including any shares of Common Stock issued pursuant to the over-allotment option), such Shareholder may acquire beneficial ownership of shares of Common Stock in an amount not to exceed the number of shares of Common Stock required to maintain such Shareholder’s percentage beneficial ownership of Common Stock, as measured immediately prior to such issuance of Common Stock by the Company; and
     (d) for the period commencing with the date of the effectiveness of the Company’s registration statement with respect to the IPO and ending 90 days thereafter, any Shareholder that beneficially owns at least 21% of the outstanding Common Stock as of the date of this Agreement may acquire beneficial ownership of shares of Common Stock in an amount not to exceed the number of shares of Common Stock required to maintain such Shareholder’s percentage beneficial ownership of Common Stock at 21% of the outstanding Common Stock.
     For the avoidance of doubt, the restrictions contained in this Section 3.1 apply to direct as well as indirect (through another Shareholder or otherwise) acquisitions of beneficial ownership, and no acquisition of beneficial ownership by a Shareholder shall be permitted under this Section 3.1 unless such acquisition would also be permitted to be made by any other Shareholder or Shareholders who beneficially own shares held by such first Shareholder.
     3.2 Restrictions on Transfer. Without the prior approval of the Board, during the term of this Agreement, such Shareholder shall not directly or indirectly sell, transfer, give, pledge, encumber or otherwise dispose of, or permit to be sold, transferred, given, pledged, encumbered or otherwise disposed of, any equity securities of the Company (or any securities convertible into or exchangeable or exercisable for such securities) beneficially owned by it to any Person if, following such sale, transfer, gift, pledge, encumbrance or other disposition, such Person would beneficially own in excess of 5% of the outstanding shares of Common Stock, except:
     (a) to an Affiliate of such Shareholder; provided, that such Affiliate of the Shareholder agrees in writing to be bound by this Agreement;
     (b) to equityholders of such Shareholder; provided, that such equityholders of the Shareholder agree in writing to be bound by this Agreement; or
     (c) among Shareholders but only to the extent that the acquisition of such equity securities is permitted under Section 3.1.
     3.3 Voting. During the term of this Agreement, whenever such Shareholder has the right to vote any shares of Common Stock beneficially owned by it for the election of directors of the Company, such Shareholder shall (a) be present, or cause to be present, in person or by proxy, at the shareholder meeting of the Company relating to such election so that all shares beneficially owned by it shall be counted for the purpose of determining the presence of a quorum at such meeting and (b) vote, or cause to be voted, all shares beneficially owned by it such that at all times a majority of the members of the Board are Independent Directors who were nominated by a committee of the Board comprised solely of Independent Directors. This Section 3.3 shall be deemed to be a voting agreement within the meaning of and created pursuant to section 731 of the South Dakota Business Corporation Act, SDCL § 47-14A-731.
     3.4 Related Party Transactions. During the term of this Agreement, any material transaction between the Company or any of its subsidiaries, on the one hand, and a Shareholder or its Affiliates, on the other hand, must be approved by a majority of the Independent Directors of the Board (or by a committee comprised solely of Independent Directors); provided, that if any such transaction between the Company and such Shareholder or its Affiliates requires the approval of the shareholders of the Company under the South Dakota Business Corporation Act, in addition to the voting requirement under the South Dakota Business Corporation Act, such transaction must also be approved by holders of a majority of the Common Stock not beneficially owned by the Shareholder who is (or whose Affiliate is) party to the transaction.
     3.5 Other Restrictions. Except as otherwise specifically authorized in advance by the Board, during the term of this Agreement, each Shareholder agrees that it will not, for the purpose of proposing or acting upon a proposal regarding acquisition of control of the Company, directly or indirectly:
     (a) initiate, or in any way participate in, any “solicitation” of “proxies” to vote (as such terms are defined in Rule 14a-1 under the Exchange Act), solicit any consent or communicate with or seek to advise or influence any Person with respect to the voting of any equity securities of the Company or become a “participant” in any “election contest” with respect to the Company;
     (b) initiate, propose or otherwise solicit shareholders for the approval of any shareholder proposal (as described in Rule 14a-8 under the Exchange Act or otherwise) with respect to the Company;
     (c) seek election to, nominate a candidate for, or seek the removal of any member of, the Board;
(d) call or seek to have called any meeting of the shareholders of the Company;
     (e) form, join or in any way participate in or assist in the formation of any “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to any equity securities of the Company; provided, that this Section 3.5 shall not prohibit any such arrangement among each Shareholder and any of their respective Affiliates;
     (f) deposit any equity securities of the Company into a voting trust or subject any equity securities to any arrangement or agreement with respect to the voting thereof (other than this Agreement); provided, that this Section 3.5 shall not prohibit any such arrangement among each Shareholder and any of their respective Affiliates;

     (g) make any public statement or proposal whatsoever with respect to any business combination transaction involving the Company, including, without limitation, a merger, exchange offer or liquidation of the Company’s assets, or any restructuring, recapitalization or similar transaction with respect to the Company; or
     (h) propose to amend or modify, or otherwise act, alone or in concert with others, in a manner designed or having the deliberate effect of circumventing, the foregoing restrictions;
     provided that nothing in this Section 3.5 shall prohibit any individual who is serving as a director of the Company, solely in his or her capacity as such director, from taking any action or making any statement which, in such director’s best judgment, is in the best interests of the Company’s shareholders.
     3.6 Legend. Each Shareholder hereby acknowledges and agrees that each of the certificates representing the shares of Common Stock held by such Shareholder shall be subject to stop transfer instructions and shall include the following legend (in addition to any other legend currently included or required to be included on such certificate):
THESE SHARES ARE SUBJECT TO CERTAIN LIMITATIONS ON TRANSFER SET FORTH IN A SHAREHOLDERS’ AGREEMENT, DATED AS OF DECEMBER 20, 2006, INCLUDING, BUT NOT LIMITED TO, RESTRICTIONS ON THE SALE, GIFT, TRANSFER, PLEDGE, ENCUMBRANCE OR OTHER DISPOSITION TO ANY PERSON THAT WOULD BENEFICIALLY OWN MORE THAN 5% OF THE OUTSTANDING COMMON STOCK OF THE COMPANY AFTER SUCH TRANSACTION. A COPY OF SUCH AGREEMENT IS ON FILE WITH THE SECRETARY OF THE COMPANY
ARTICLE IV
REGISTRATION RIGHTS
     4.1 Demand Registrations. Subject to the terms and conditions hereof, at any time after the expiration of the Restricted Period, if any Shareholder or Shareholders who beneficially own in the aggregate Registrable Securities representing not less than 20% of the then outstanding Common Stock request in writing a Demand Registration, which request specifies the number of Registrable Securities requested to be registered, then within ten (10) days after receipt of any such request, the Company shall give written notice of such requested Demand Registration to all other Shareholders who are record holders of Registrable Securities and shall include in the Demand Registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the date of mailing of the Company’s notice.
     (a) Shareholders shall be entitled to not more than three (3) Demand Registrations, in the aggregate. Subject to the limitations set forth in this

Section 4.1(a) and in Section 4.1(c), no more than one Demand Registration may be requested in any six-month period. The Company shall pay all Registration Expenses (as defined in Section 4.5) in connection with each Demand Registration. No request for a Demand Registration shall be permitted unless the Registrable Securities sought to be included in such Demand Registration have an expected market value of at least $50 million. A Registration shall not count as a Demand Registration until it has become effective, and any Registration shall not count as a Demand Registration unless the initiating Shareholder or Shareholders and other Shareholders are able to register and sell at least 50% of the Registrable Securities requested to be included in such Registration.
     (b) If the investment banker(s) or manager(s) of an offering pursuant to a Demand Registration advise the Company in writing that in their opinion the number of Registrable Securities and other securities requested to be included in such offering, exceeds the number of Registrable Securities and other securities, if any, which can be sold in an orderly manner in such offering and/or that the number of shares of Registrable Securities proposed to be included in such offering would adversely affect the price per share of the Common Stock, the Company shall include in the Registration, prior to the inclusion of any securities which are not Registrable Securities, the number of Registrable Securities requested to be included which, in the opinion of the underwriters, can be so sold, pro rata (or as may have otherwise been agreed among the Shareholders of Registrable Securities to be included in such Registration) among the respective Shareholders thereof on the basis of the amount of Registrable Securities requested to be registered by each such Shareholder; provided that if the number of Registrable Securities to be included in the Registration is less than 75% of the aggregate number requested to be so included, the Shareholders of Registrable Securities covered by such Demand Registration shall be entitled to withdraw such request, upon the affirmative vote of Shareholders holding at least 66% of such Registrable Securities, and, if such request is withdrawn, the Demand Registration shall not count as a permitted Demand Registration hereunder, and the Company shall pay all Registration Expenses in connection with the withdrawn Registration. Any Persons who participate in Demand Registrations not at the Company’s expense must pay their share of the Registration Expenses as provided in Section 4.5.
     (c) The Company shall not be obligated to effect any Demand Registration within six months after the effective date of a Registration in which the Shareholders were given Piggyback Registration (as defined in Section 4.2) rights pursuant to Section 4.2. The Company may, not more than twice in any 12-month period, postpone for up to 90 days the filing or the effectiveness of a registration statement for a Demand Registration if the Board determines in good faith that (i) such postponement is necessary in order to avoid premature disclosure of a matter the Board has determined would not be in the best interest of the Company to be disclosed at such time, (ii) the Demand Registration would materially and adversely impact the Company or (iii) the Demand Registration would adversely affect the price per share of the Common Stock; provided, that in such event, the Shareholders of Registrable Securities covered by the Demand Registration shall be entitled, upon the affirmative vote of holders holding at least 66% of such Registrable Securities, to withdraw such request and, if such request is withdrawn, the Demand Registration shall not count as a permitted

Demand Registration hereunder, and the Company shall pay all Registration Expenses in connection with the withdrawn Registration; provided further, that upon the election of the Company and upon notice to the Shareholders of Registrable Securities to be included in such Registration, one such postponement may be extended to not more than 120 days at the sole discretion of the Company. In addition, if any request for a Demand Registration is delivered at a time when the Company is planning to file a registration statement with respect to an underwritten primary offering of Common Stock, the Company may require the Shareholders to postpone a request for Demand Registration until the expiration of the 180-day period following the effective date of such registration.
     (d) In connection with a Demand Registration, the Company shall select the investment banker(s) and manager(s) to administer the offering.
     4.2 Piggyback Registrations. Subject to the terms and conditions hereof, at any time after the Restricted Period whenever the Company proposes to register (including for this purpose a Registration effected by the Company for shareholders other than Shareholders) any of its securities under the Securities Act (other than (i) a Registration under Section 4.1 hereof, (ii) a Registration of securities solely relating to an offering and sale pursuant to any employee stock plan or other employee benefit plan arrangement, including any registration on Form S-8 (or any successor form thereto), or (iii) a Registration of securities issued in an acquisition or business combination including any Registration on Form S-4 (or any successor form thereto) (a “Piggyback Registration”), the Company shall give at least 20 days’ written notice of the Company’s intention to effect such a Registration to all Shareholders of record of Registrable Securities and shall include in the Registration, subject to any agreement among the Shareholders to be included in such Registration, all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 10 days after the receipt of the Company’s notice.
     (a) The Registration Expenses of the Shareholders shall be paid by the Company in all Piggyback Registrations.
     (b) If a Piggyback Registration is a primary Registration on behalf of the Company and the investment banker(s) or manager(s) of such offering advise the Company in writing that in their opinion the number of securities requested to be included in such Registration exceeds the number which can be sold in an orderly manner in such offering and/or that the number of securities proposed to be included in such offering would adversely affect the price per share of the Common Stock, the Company shall include in the Registration (i) first, the securities the Company proposes to sell, and (ii) second, the Registrable Securities requested to be included in the Registration pro rata among the Shareholders on the basis of the number of shares proposed to be registered by each or as such Shareholders may otherwise agree, and (iii) third, other securities requested to be included in the Registration pro rata among the holders of such other securities on the basis of the number of shares requested to be registered by each such holder or as such holders may otherwise agree.

     (c) If a Piggyback Registration is a secondary Registration on behalf of holders of the Company’s securities other than Registrable Securities and the investment banker(s) or manager(s) of such offering advise the Company in writing that, in their opinion, the number of securities requested to be included in the Registration exceeds the number which can be sold in an orderly manner in such offering and/or that the number of securities proposed to be included in such offering would adversely affect the price per share of the Common Stock, the Company shall include in the Registration (i) first, the securities requested to be included therein by the holders requesting such Registration pro rata among the holders of such other securities on the basis of the number of shares requested to be registered by each such holder or as such holders may otherwise agree, (ii) second, the Registrable Securities requested to be included in such Registration pro rata among the Shareholders on the basis of the number of shares proposed to be registered by each or as such Shareholders may otherwise agree, and (iii) third, other securities requested to be included in the Registration pro rata among the holders of such other securities on the basis of the number of shares requested to be registered by each such holder or as such holders may otherwise agree.
     (d) In connection with a Piggyback Registration, the Company shall select the investment banker(s) and manager(s) to administer the offering, if applicable.
     4.3 Lock-up Agreement. Each Shareholder agrees not to effect any sale, distribution or other transfer (including sales pursuant to Rule 144) of equity securities of the Company, or any securities convertible into or exchangeable or exercisable for such securities, during a period of up to 180 days (as may be requested by the Company or the managing underwriters) following any underwritten, registered public offering of Common Stock, beginning on the effective date of such underwritten, registered offering (except for sales of such securities as part of such underwritten, registered offering) whether or not the Shareholder sold shares in such offering, unless the managing underwriters otherwise agree; provided, that all directors and executive officers of the Company likewise agree not to effect any sale, distribution or other transfer (including sales pursuant to Rule 144) of equity securities of the Company, or any securities convertible into or exchangeable or exercisable for such securities, during the same period.
     4.4 Registration Procedures. Whenever the Shareholders have requested that any Registrable Securities be registered pursuant to this Agreement, the Company shall use its best efforts to effect the Registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company shall as expeditiously as possible:
     (a) Prepare and, in the case of a Demand Registration, no later than 60 days after a request for a Demand Registration, file with the Commission a registration statement with respect to such Registrable Securities and use its best efforts to cause the registration statement to become effective and remain effective until the earlier of (i) the date when all Registrable Securities covered by the registration statement have been sold or (ii) 120 days from the effective date of the registration statement;

provided, that before filing a registration statement or Prospectus or any amendments or supplements thereto, furnish to the Shareholders of Registrable Securities covered by such registration statement and the underwriter or underwriters, if any, copies of all such documents proposed to be filed, including documents incorporated by reference in the Prospectus and, if requested by such Shareholders, the exhibits incorporated by reference, and such Shareholders shall have the opportunity to object to any information pertaining to such Shareholders that is contained therein and the Company will make the corrections reasonably requested by such Shareholders with respect to such information prior to filing any registration statement or amendment thereto or any Prospectus or any supplement thereto; provided further, that the period for the preparation and filing of a Demand Registration shall be 120 days if a request for a Demand Registration is made in the first 45 days of any year;
     (b) Prepare and file with the Commission such amendments and supplements to the registration statement and the Prospectus used in connection therewith as may be necessary to keep the registration statement effective for the period referred to in Section 4.4(a) and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by the registration statement during such period in accordance with the intended methods of disposition by the sellers thereof as set forth in the registration statement;
     (c) Furnish to each seller of Registrable Securities such number of copies of the registration statement, each amendment and supplement thereto, the Prospectus included in the registration statement (including each preliminary prospectus) and such other documents as such Shareholder may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Shareholder;
     (d) Use commercially reasonable efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any Shareholder thereof reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such Shareholder to consummate the disposition in such jurisdictions of the Registrable Securities owned by such Shareholder; provided, that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph (d), (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction;
     (e) Notify each such Shareholder, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such Shareholder, the Company shall prepare a supplement or amendment to the Prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus shall not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading;

     (f) Promptly notify each seller of Registrable Securities and the underwriter or underwriters, if any: (i) when the registration statement, any pre-effective amendment, the Prospectus or any Prospectus supplement or post-effective amendment to the registration statement has been filed and, with respect to the registration statement or any post-effective amendment, when the same has become effective, (ii) of any written request by the Commission for amendments or supplements to the registration statement or Prospectus, (iii) of the notification to the Company by the Commission of its initiation of any proceeding with respect to the issuance by the Commission of any stop order suspending the effectiveness of the registration statement, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction and (v) of any other material written communication from the Commission relating to the registration statement or the Prospectus.
     (g) Cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed;
     (h) Make available, for inspection by any seller of Registrable Securities and any attorney, accountant or other agent retained by any such seller all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, attorney, accountant or agent in connection with such registration statement;
     (i) Make available to its security holders, as soon as reasonably practicable, an earning statement covering the period of at least twelve months beginning with the first day of the Company’s first full calendar quarter after the effective date of the registration statement, which earning statement shall satisfy the provisions of Section 1l(a) of the Securities Act and Rule 158 thereunder;
     (j) In connection with an underwritten offering, cause to be delivered to each underwriter immediately prior to the effectiveness of the registration statement and at the time of delivery of any Registrable Securities sold pursuant thereto, letters from the Company’s independent certified public accountants addressed to each underwriter in customary form and covering such financial and accounting matters as are customarily covered by letters of the independent certified public accountants delivered in connection with primary or secondary underwritten public offerings, as the case may be; and
     (k) In connection with an underwritten offering, (i) make such representations and warranties to the underwriters with respect to the Registrable Securities and the registration statement as are customarily made by issuers to underwriters in primary or secondary underwritten offerings, (ii) obtain opinions of counsel to the Company and updates thereof addressed to the underwriters covering the matters customarily covered in opinions requested in primary or secondary underwritten offerings and (iii) make available, on a reasonable basis, senior management personnel of the Company to participate in, and cause them to cooperate with the selling Shareholders or the managing underwriter in any underwritten offering in connection with a “road show” and other customary marketing activities, including “one-on-one” meetings with prospective purchasers of the Registrable Securities to be sold in the underwritten offering.
     4.5 Registration Expenses. All expenses incident to the Company’s performance of or compliance with this Agreement, including without limitation, all Registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding discounts and commissions and transfer taxes, if any, attributable to the sale of Registrable Securities) and other Persons retained by the Company (all such expenses being herein called “Registration Expenses”), shall be borne by the Company, and the Company shall pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed.
     (a) In connection with each Registration, the Company shall reimburse the Shareholders covered by such Registration for the reasonable fees and expenses of one legal counsel chosen by the Shareholders of a majority of the Registrable Securities covered by such Registration.
     (b) To the extent registration expenses are not required to be paid by the Company, each Shareholder of securities included in any Registration hereunder shall pay those registration expenses allocable to the registration of such Shareholder’s securities so included, and any registration expenses not so allocable shall be borne by all sellers of securities included in the Registration in proportion to the aggregate selling price of the securities to be so registered.
     4.6 Indemnification. The Company shall indemnify, to the fullest extent permitted by law, each Shareholder, its officers, directors and Affiliates and each Person who controls such Shareholder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses arising out of or based upon any untrue or alleged untrue statement of material fact contained in any registration statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or any violation or alleged violation by the Company of the Securities Act, the Exchange Act or applicable blue sky laws, except insofar as the same are made in reliance and in conformity with information relating to such Shareholder furnished in writing to the Company by such Shareholder expressly for use therein or caused by such Shareholder’s failure to deliver to such Shareholder’s immediate purchaser a copy of the registration statement or Prospectus or any amendments or supplements thereto (if the same was required by applicable law to be so delivered) after the Company has furnished such Shareholder with a sufficient number of copies of the same. In connection with an underwritten offering, the Company shall indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Shareholders.
     (a) In connection with any registration statement in which a Shareholder is participating, each such Shareholder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such registration statement or Prospectus and shall indemnify, to the fullest extent permitted by law, the Company, its officers, directors and Affiliates, and each Person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses arising out of or based upon any untrue or alleged untrue statement of material fact contained in the registration statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that the same are made in reliance and in conformity with information relating to such Shareholder furnished in writing to the Company by such Shareholder expressly for use therein or caused by such Shareholder’s failure to deliver to such Shareholder’s immediate purchaser a copy of the registration statement or Prospectus or any amendments or supplements thereto (if the same was required by applicable law to be so delivered) after the Company has furnished such Shareholder with a sufficient number of copies of the same; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Shareholders and the liability of each such Shareholder shall be in proportion to and limited to the net amount received by such Shareholder from the sale of Registrable Securities pursuant to such registration statement.
     (b) Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party there may be one or more legal or equitable defenses available to such indemnified party which are in addition to or may conflict with those available to another indemnified party with respect to such claim. Failure to give prompt written notice shall not release the indemnifying party from its obligations hereunder.
     (c) The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities.

     (d) If the indemnification provided for in or pursuant to this Section 4.6 is due in accordance with the terms hereof, but is held by a court to be unavailable or unenforceable in respect of any losses, claims, damages, liabilities or expenses referred to herein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified Person as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions which result in such losses, claims, damages, liabilities or expenses as well as any other relevant equitable considerations. The relative fault of the indemnifying party on the one hand and of the indemnified Person on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and by such party’s relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. In no event shall the liability of any selling Shareholder be greater in amount than the amount of net proceeds received by such Shareholder upon such sale or the amount for which such indemnifying party would have been obligated to pay by way of indemnification if the indemnification provided for under this Section 4.6 had been available under the circumstances.
     4.7 Participation in Underwritten Registrations. No Person may participate in any Registration hereunder which is underwritten or a block trade unless such Person (a) agrees to sell such Person’s securities on the basis provided in any arrangements approved by the Company and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, underwriting agreements and other customary documents required under the terms of such arrangements.
     4.8 Transfer of Registration Rights. Subject to the transfer restrictions set forth in Section 3.2 and provided that the Company is given prompt written notice thereof, the rights of a Shareholder under this Article IV may be transferred in whole or in part at any time to any transferee of Registrable Securities representing 5% or more of the outstanding Common Stock provided (a) such transferee agrees in writing to be bound by the terms and conditions of this Article IV and Article V (any such transferee to be a “Shareholder” for purposes of this Article IV and Article V upon execution and delivery of such written agreement) and (b) such transfer of securities is in accordance with all applicable state and federal securities laws and regulations. The Company shall be responsible for the Registration Expenses of any transferee or assignee pursuant to this Section 4.8 to the same extent as the original transferor.
     4.9 Information. Each Shareholder shall report to the Company sales made pursuant to any Registration of such Registrable Securities.
ARTICLE V
MISCELLANEOUS

     5.1 Termination. Notwithstanding any other provision of this Agreement, this Agreement shall terminate with respect to a Shareholder on the date that such Shareholder and its Affiliates beneficially own less than 5% of the outstanding Common Stock of the Company; provided that the indemnification and contribution provisions set forth in Section 4.6 shall survive any termination of this Agreement.
     5.2 Notices. Any notice required or permitted to be given pursuant to this Agreement shall be in writing signed by the party giving such notice and shall, to the extent reasonably practicable, be sent by telecopy (with confirmation of receipt), and if not reasonably practicable to send by telecopy, then by hand delivery, overnight courier or certified mail (return receipt requested), to the other parties at the addresses set forth below:
     If to the Company:
           US BioEnergy Corporation
           5500 Cenex Drive
           Inver Grove Heights, Minnesota 55077
           Attention: General Counsel
           Facsimile: 651-355-8301
     If to a Shareholder, to the address set forth on the signature page hereto (or any document evidencing the joinder of such Shareholder to this Agreement).
     Each party may change the place to which notice shall be sent or delivered or specify one additional address to which copies of notices may be sent, in either case by similar notice sent or delivered in like manner to the other parties. Without limiting any other means by which a party may be able to prove that a notice has been received by the other party, a notice shall be deemed to be duly received: (a) if sent by hand or overnight courier, the date when duly delivered at the address of the recipient; (b) if sent by certified mail, the date of the return receipt; or (c) if sent by telecopy, upon receipt by the sender of an acknowledgment or transmission report generated by the machine from which the telecopy was sent indicating that the telecopy was sent in its entirety to the recipient’s telecopy number.
     5.3 Captions. Titles or captions of Sections or Articles contained in this Agreement are inserted only as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.
     5.4 Amendment. The provisions of this Agreement, including the provisions of this sentence, may not be amended or modified in a manner adverse to the rights, interests or obligations of the Shareholders hereunder without the written consent of Shareholders who beneficially own a majority of the Registrable Securities; provided, that without a Shareholder’s written consent no such amendment or modification shall affect adversely such Shareholder’s rights, interests or obligations hereunder in a discriminatory manner inconsistent with its adverse effects on other Shareholders (other than as reflected by the different number of shares held by such Shareholder); provided, further, that the written consent of the Company shall be required for any amendment or modification of this Agreement.
     5.5 Waiver. Any waiver of any term or condition must be in writing and shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or as a waiver of any other term or condition, of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.
     5.6 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.
     5.7 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns; provided that except as otherwise specifically provided for in Section 4.8, no Shareholder may assign any of its rights or interests hereunder without the prior written consent of the Company; provided further that no such assignment shall relieve such Shareholder from its obligations hereunder.
     5.8 Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein, and supersedes all prior agreements, arrangements or understandings, whether oral or written, with respect to such subject matter, except that the Subscription Agreement, dated as of November 17, 2005, by and between CHS Inc. and the Company (including that certain waiver letter, dated as of July 26, 2006, related thereto, which shall continue until such agreement terminates in accordance with its terms). To the extent the terms of such agreement are or are deemed to be inconsistent with the terms of this Agreement, the terms of this Agreement shall apply. Without limiting the generality of the foregoing, this Agreement supersedes that certain Registration Rights Agreement, dated as of April 28, 2006, by and between Platte Valley Energy, LLC and the Company, which is hereby terminated as of the date hereof.
     5.9 Third Parties. Except as specifically set forth herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person other than the parties hereto and their permitted successors or assigns, any rights or remedies under or by reason of this Agreement.
     5.10 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law or rule in any jurisdiction, in any respect, such invalidity shall not affect the validity, legality and enforceability of any other provision or any other jurisdiction and, the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby, all of which shall remain in full force and effect, and the affected term or provision shall be modified to the minimum extent permitted by law so as to achieve most fully the intention of this Agreement.
     5.11 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of South Dakota, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.
     5.12 Consent to Jurisdiction. Without limiting the provisions of Section 4.6, each of the parties hereto hereby agrees that any proceeding relating to this Agreement shall be brought in a federal or state court in South Dakota. Each of the parties further consents to personal jurisdiction in any such action brought in any such court, consents to service of process by registered mail made upon such party and such party’s agent and waives any objection to venue in any such court or to any claim that any such court is an inconvenient forum.
     5.13 Specific Performance. Each Shareholder recognizes and acknowledges that a breach by such Shareholder of any covenants or agreements contained in this Agreement will cause the Company to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, each Shareholder agrees that in the event of any such breach, the Company shall be entitled to the remedy of specific performance of such covenants and agreements and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and each Shareholder further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.
     5.14 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES (TO THE FULLEST EXTENT PERMITTED BY LAW) ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT. THE PARTIES HERETO ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO THIS AGREEMENT. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.
[Signature Pages Follow]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

US BIOENERGY CORPORATION
By:	/s/ Gregory S. Schlicht
Title: Vice President, General Counsel
and Corporate Secretary

(Signature Page to Shareholders’ Agreement)

CHS INC.
By:	/s/ Jay D. Debertin
Title: Executive Vice President/COO
Address: 5500 Cenex Drive Inver Grove Heights, MN 55077

(Signature Page to Shareholders’ Agreement)

ROLAND “RON” FAGEN
/s/ Roland “Ron” Fagen
Roland “Ron” Fagen

PLATTE VALLEY ENERGY, LLC
By:

By:	/s/ Roland “Ron” Fagen
Title: President
Address: P.O. Box 19 Granite Falls, MN 56241

GLOBAL ETHANOL, INC.
By:	/s/ Roland “Ron” Fagen
Title: President
Address: P.O. Box 159 Granite Falls, MN 56241

(Signature Page to Shareholders’ Agreement)

GORDON W. OMMEN
/s/ Gordon W. Ommen

CAPITALINE ADVISORS, LLC
By:	Gordon W. Ommen, its sole member
/s/ Gordon W. Ommen
Address:

CAPITALINE GENERAL PARTNER, LLC
By:	/s/ Jill C. Wilts
Title: Vice President
Address: 111 Main Ave. Brookings, SD 57006

CAPITALINE RENEWABLE ENERGY, LP
By:	Capitaline General Partner, LLC, its general partner

By:	/s/ Jill C. Wilts
Title: Vice President
Address: 111 Main Ave. Brookings, SD 57006

(Signature Page to Shareholders’ Agreement)

CAPITALINE RENEWABLE ENERGY II, LP
By:	/s/ Capitaline General Partner, LLC, its general partner

By:	/s/ Jill C. Wilts
Title: Vice President
Address: 111 Main Ave. Brookings, SD 57006

CAPITALINE RENEWABLE ENERGY III, LP
By:	Capitaline General Partner, LLC, its general partner

By:	/s/ Jill C. Wilts
Title: Vice President
Address: 111 Main Ave. Brookings, SD 57006

BIRDDOG CAPITAL, LLC
By:	Gordon W. Ommen, its sole member
/s/ Gordon W. Ommen
Address:

(Signature Page to Shareholders’ Agreement)